July 1, 2011
Via Email
Mr. Christian Windsor
Special Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	File No. 000-29599
Patriot National Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 23, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 13, 2011
Dear Mr. Windsor:
In response to your letter of June 17, 2011, we have reviewed the aforementioned filings and carefully considered your comments and questions. Responses to your comments and questions are outlined below and we are available to discuss any additional questions you may have.
Form 10-K for Fiscal Year Ended December 31, 2010
General
1. It appears you have not held an annual meeting since 2009. Please tell us why you have not held an annual meeting since 2009 and whether you have complied with NASDAQ listing rules and state law. We note you held a special meeting in 2010.
Patriot National Bancorp, Inc. (the “Company”) held an annual meeting in 2009 and intends to hold an annual meeting in 2011.
In 2010, the Company conducted a Special Meeting of Shareholders. The Company believes that this Special Meeting was the equivalent of an Annual Meeting. The purpose of that Meeting was to consider a change of control transaction for the Company. As presented in the Proxy Statement for that meeting, approval of the change of control agreement would result in a complete change in the Board of Directors of the Company. The slate of new directors, who were to take office upon consummation of the change in control, were named and their biographies were presented. Accordingly, each shareholder of the Company was informed that a vote for the change in control agreement constituted a vote for the slate of new Directors. At the Special Meeting, the Company also provided an opportunity for shareholders to discuss Company affairs with management. Management of the Company made a presentation to the shareholders at the Special Meeting, and the shareholders had an opportunity to ask questions of management and to make comments as to Company affairs.
The Company discussed this issue in 2010 with an Associate Director of the Listing Qualifications Department of NASDAQ OMX, who agreed with the Company that the Special Meeting was the equivalent of an Annual Meeting in satisfaction of NASDAQ rules. The Company also believes that the Special Meeting satisfied the requirements of Section 33-695 of the Connecticut Business Corporation Act.
Recent Legislative Developments, page 11
2. We note that you entered into an agreement with the Federal Reserve Bank of New York in June 2010. Please tell us how you concluded you were not required to disclose the existence of this agreement when it was entered into, including why the entry into the agreement did not necessitate an Item 1.01 Form 8-K.
In February 2009 Patriot National Bank entered into a formal written agreement with the Office of the Comptroller of the Currency (the “OCC Agreement”). The OCC Agreement was disclosed on an Item 1.01 Form 8-K in February 2009. When the Company entered into a written agreement with the Federal Reserve Bank of New York (the “Reserve Bank Agreement”) in June 2010, the Company concluded that the Reserve Bank Agreement did not impose any additional material obligations or restrictions on the Company not already included in the OCC Agreement. Because the Reserve Bank Agreement was not deemed to be material, it was not the subject of an Item 1.01 Form 8-K. The Reserve Bank Agreement has been described in a subsequent Form 10-K and other appropriate filings.
3. We note your disclosure on page 11 that you entered into formal written agreements with the OCC and the Federal Reserve Bank during 2009 and 2010. Please tell us the specific pending/completed improvements you made to your policies, procedures, and processes and if they are reasonably likely to materially impact the operating performance, financial condition, cash flows or liquidity of the company as a result of the application of these policies, procedures, and processes. Confirm that you will continue to update the status of the agreements in your current, periodic and annual filings.

In accordance with the formal agreements, The Board of Directors of the Company formed a compliance committee in February 2009. This committee has met monthly since inception and monitors the Company’s efforts to comply with the articles of the agreements. Efforts to comply with the formal agreements have resulted in a material reduction in total construction loans outstanding (from $292.7 million on December 31, 2008 to $50.0 million as of March 31, 2011), a reduction in the concentration of Commercial Real Estate loans (from $262.6 million on December 31, 2008 to $212.8 million as of March 31, 2011), a reduction in nonaccrual loans (from a quarter-end peak of $137.9 million at September 30, 2009 to $32.5 million at March 31, 2011), and a capital infusion of $50.4 million on October 15, 2010.
Key policies, procedures, and processes have been subject to ongoing review since the establishment of the formal agreements. Key policies subject to review have included Credit Policy, Concentrations in Credit Policy, Liquidity Policy, and the Bank’s Capital Plan. As a part of this review process, the Company has recruited new directors, a new Chairman, a new President & CEO, and several additional senior managers.
The changes to policies, procedures, and processes have had material impacts as follows: The operating performance of the Company has been strengthened with the reduction of operating expense structures resulting from the previously announced branch office closures and staff reductions (both of which will reduce expenses materially in the 3rd quarter of 2011), supplier contract renegotiations, deposit cost reductions, and interest income has been increased with the investment of excess liquidity; The financial condition of the Company has been strengthened by materially reducing the amount of non-performing assets and infusion of $50.4 million in capital; Cash flows and liquidity have benefited from the reduction of non-performing assets. The progress noted in each area has been the direct result of Board and Management oversight and direction.
The more significant impacts resulting from changes in asset composition, capital structure, and operating performance have likely been completed and future impacts may be more modest than those experienced to date. Further, the Company does not anticipate the restrictions included within the agreements will impair its current business plan.
The Company intends to provide updated status information regarding the formal written agreements in future filings.

Item 8.	Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Nature and Operations and Summary of Significant Accounting Policies Allowance for Loan Losses, page 12
4. We note your disclosure on page 13 concerning appraisals and disposition discount adjustments made to real estate appraisals on collateral dependent impaired loans. Please tell us and revise future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Further, please describe in detail the disposition discount adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.
Appraisals on properties securing impaired loans and Other Real Estate Owned (“OREO”) are updated annually. Additionally, appraisals on construction loans are updated four months in advance of scheduled maturity dates. We update our impairment analysis monthly based on the most recent appraisal as well as other factors (such as senior lien positions, e.g. property taxes). Published information regarding actual median home sales prices in the towns/counties where our collateral is located, such as the Warren Group Reports for towns in CT (updated monthly) and the Prudential Douglas Elliman reports for the counties in NY (updated quarterly)..
The majority of the Company’s impaired loans have been resolved through courses of action other than via bank liquidation of real estate collateral through the OREO. These include normal loan payoffs, the traditional workout process, triggering personal guarantee obligations, and troubled debt restructurings. However, as loan workout efforts progress to a point where the bank’s liquidation of real estate collateral is the likely outcome, the impairment analysis is updated to reflect actual recent experience with bank sales of OREO properties.
A disposition discount is built into our impairment analysis and reflected in our allowance once a property is determined to be a likely OREO (e.g. foreclosure is probable). To determine the discount we compare the actual sales prices of our OREO properties to the appraised value that was obtained as of the date when we took title to the property. The difference is the bank-owned disposition discount.
Note 4. Loans Receivable and Allowance for Loan Losses, page 25

5. We note that your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of this guidance when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.
We acknowledge that our portfolio segments and classes of financing receivables are the same. The portfolio segments are determined by the level at which we develop and document our systematic methodology for determining the allowance for loan losses.
In response to the staff’s comment, we thoughtfully reassessed our conclusions and continue to believe our disclosure is consistent with the principles outlined in ASC 310-10-50. We do not believe any further disaggregation of loan classes is necessary, based on a reassessment of how we manage our portfolio and monitor credit risk. Further, we do not believe there is a need to revise our portfolio segments (e.g., by grouping two or more classes into a single segment), as our disclosures now reflect the level at which we develop and document our allowance for loan losses.
The classes presented are at the same level management uses to access and monitor the risk. Management believes that the classes have similar credit and collateral characteristics and each class is a homogenous group. Going forward should the bank develop material concentrations in new collateral types, they will be separately itemized because they may have different credit characteristics.
6. Please revise future filings to disclose the information required by ASC 310-10-50- 11B.a.2 and ASC 310-10-50-11B.b for each period for which results of operations are presented.
The Company will comply with the requirements noted in ASC 310-10-50-11B.a.2 and ASC 310-10-50-11B.b in future filings.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Allowance for Loan Losses, page 35
7. We note your disclosure that you recorded a provision for loan losses of $6.0 million and net charge-offs of $3.4 million in accordance with the transfer of loans to held-for-sale in connection with the bulk loan sale. Please tell us the following concerning the assets included in the bulk loan sale at December 31, 2010:
A) The portfolio segments and classes the loans integrated into the bulk loan sale portfolio were included in;
The loans were comprised of $10.8 million CRE, $19.8 million Construction and $25.2 million Residential.
B)The amount of impaired loans included in the bulk loan sale portfolio, the amount for which there was a related ALL, the amount of the ALL and the amount for which there was no ALL;
The bulk sale included 20 impaired loans with a gross carrying value of $55.6 million. Of the impaired loans, 11 loans with a gross carrying value of $30.2 million had a specific reserve of $3.4 million within the ALL (and thus a net book value of $26.8 million) and 9 loans with a gross carrying value and equal net book value of $25.4 million did not have an associated specific reserve as our impairment analysis concluded a specific reserve was not required.
C) The recorded investment in nonaccrual financing receivables in the bulk loan sale portfolio;
Nonaccrual loans had a gross carrying value of $55.6 million.
D) The recorded investment in 90 days + and still accruing in the bulk loan sale portfolio;
None of the loans in the bulk sale were 90 days + and still accruing.

E) An age analysis of past due financing receivables included in the bulk loan sale portfolio; and

	Current	30-60 Days	90+ Days	Total
Accruing Loans	$0	$239,572	$0	$239,572
Nonaccruing	$20,627,026	$0	$35,019,961	$55,646,987

Total:	$20,627,026	$239,572	$35,019,961	$55,886,558
F) A timeline from December 31, 2010 to the time of sale that resulted in your decision to record charge-offs and the provision for loan losses specifically attributable to the bulk loan sale portfolio. Please include any triggering events or any other facts and circumstances during that timeline that influenced your decision. Please be specific and detailed in your timeline.
December 30, 2010 — The Bank submitted a 3 year business plan with the Office of The Comptroller of The Currency. The plan did not include an expectation of a bulk sale of assets.
January 7, 2011 — The Company conducted the first exploratory discussion with the eventual asset purchaser (ES Ventures). Specific pricing and terms were not discussed at this meeting.
January 11, 2011 — The Company reviewed a proposal from Deutsche Bank (unrelated to the ES Ventures process) that would have provided performance guarantees regarding the nonaccrual loan portfolio while the bank retained the portfolio and resolved the credits over a 24 to 36 month horizon.
January 14, 2011 — The Company declined to enter into a letter of intent with ES Ventures but agrees to allow the ES Ventures the opportunity to conduct due diligence.
January 18, 2011 — ES Ventures begins due diligence. No commitments exist from either the Company or ES Ventures.
January 24, 2011 — The Board is updated that ES Ventures is conducting due diligence but that other plans for asset resolution are being pursued as well (including workout, troubled debt restructuring, short sales, etc.).
February 17, 2011 — The Board is provided information regarding a potential asset sale but is also cautioned that completion of a transaction remains highly uncertain.
February 22, 2011 — The Board grants management the authority to enter into a contract to sell assets.

Mr. Christian Windsor
July 1, 2011

February 25, 2011 — A Purchase and Sale agreement was executed.
March 3, 2011 — Form 8-K filed to disclose the entry into a material definitive agreement
March 8, 2011 — Management reviews classification of the assets in the bulk sale as of December 31, 2010 to determine the appropriate classification for financial reporting under U.S. GAAP.
March 24, 2011 — The asset sale closed.
March 29, 2011 — Form 8-K filed disclosing the settlement of the asset sale.
The Company hereby confirms that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I can be reached at (203) 251-8265 if you would like to discuss our responses further.

Sincerely,
/s/ Christopher D. Maher
Christopher D. Maher
President & CEO Patriot National Bancorp

cc:	Richard Krantz, Esq.; Robinson & Cole LLP